SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 2023

Commission File Number: 001-37925

GDS Holdings Limited

(Registrant’s name)

F4/F5, Building C, Sunland International

No. 999 Zhouhai Road

Pudong, Shanghai 200137

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXHIBITS

99.1	Press release — GDS to Hold Annual General Meeting and Additional Shareholders Meetings on June 5, 2023
99.2	Notice of Annual General Meeting
99.3	Proxy Statement for Annual General Meeting
99.4	Proxy Card for Annual General Meeting
99.5	Notice of General Meeting of Holders of the Class A Ordinary Shares of the Company
99.6	Proxy Statement for General Meeting of Holders of the Class A Ordinary Shares of the Company
99.7	Proxy Card for General Meeting of Holders of the Class A Ordinary Shares of the Company
99.8	Notice of General Meeting of Holders of the Preferred Shares of the Company
99.9	Proxy Statement for General Meeting of Holders of the Preferred Shares of the Company
99.10	Proxy Card for General Meeting of Holders of the Preferred Shares of the Company
99.11	Notice of General Meeting of Holders of the Class B Ordinary Shares of the Company
99.12	Proxy Statement for General Meeting of Holders of the Class B Ordinary Shares of the Company
99.13	Proxy Card for General Meeting of Holders of the Class B Ordinary Shares of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GDS Holdings Limited

Date: May 8, 2023	By:	/s/ William Wei Huang
	Name:	William Wei Huang
	Title:	Chief Executive Officer

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